UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

SUNOPTA INC.
(Exact name of registrant as specified in its charter)

Canada	Not Applicable
(State of incorporation or organization)	(IRS Employer Identification No.)

2838 Bovaird Drive West, Brampton, Ontario, L7A OH2, Canada	Not Applicable
(Address of principal executive offices)	(Zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Name of each exchange on which each class is to be registered
Common Share Purchase Rights	The Nasdaq Global Select Market Toronto Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [  ]

Securities Act registration statement file number to which this form relates: None.

Securities to be registered pursuant to Section 12(b) of the Act:

Securities to be registered pursuant to Section 12(g) of the Act: None.

1

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered

On November 10, 2015, the Board of Directors (the “Board”) of SunOpta Inc. (the “Company”) adopted a shareholder rights plan (the "Rights Plan") effective November 10, 2015. The terms of the Rights Plan are contained in a shareholder rights plan agreement (the "Rights Plan Agreement") dated as of November 10, 2015 between the Company and American Stock Transfer & Trust Company, LLC, as rights agent.

The Rights Plan is intended to provide the Board with additional time, in the event of an unsolicited take-over bid, to develop and propose alternatives to the bid and negotiate with the bidder, as well as to ensure equal treatment of shareholders in the context of an acquisition of control made other than by way of an offer to all shareholders, and lessen the pressure on shareholders to tender to a bid. The Rights Plan is not intended to prevent a change of control of the Company to the detriment of shareholders. The Rights Plan has not been adopted in response to, or in anticipation of, any known or anticipated take-over bid or proposal to acquire control of the Company.

The Rights Plan became effective on November 10, 2015, and the Toronto Stock Exchange has accepted notice of filing of the Rights Plan on condition that the Rights Plan be ratified by the Company’s shareholders within six months of the effective date. The Board approved the Rights Plan on November 10, 2015, authorizing the issue of one Right in respect of each outstanding common share ("Common Share") of the Company to holders of record as at 5:30 p.m. (Toronto Time) on November 23, 2015 (the "Record Time") and each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time (as defined in the Rights Plan).

The Company entered into the Rights Plan Agreement with American Stock Transfer & Trust Company, LLC, as rights agent, to act in connection with the exercise of the rights (the "Rights") issued under the Rights Plan, the issue of certificates evidencing the Rights and other related matters.

The principal terms and conditions of the Rights Plan are summarized below.

Term

The Rights Plan is in effect from and after November 10, 2015 with a record date for the issuance of the Rights of November 23, 2015. The Company intends to submit the Rights Plan for ratification by shareholders at its upcoming 2016 annual and special shareholders' meeting, which will be held not later than six months from November 10, 2015. If the Rights Plan is not ratified by a resolution passed by a majority of the independent shareholders of the Company at a meeting held within six months of the adoption of the Rights Plan, then the Rights Plan and any outstanding Rights will be terminated. If the Rights Plan is ratified by the independent shareholders of the Company, then the Rights Plan and any outstanding Rights will continue in effect until the third annual meeting of shareholders of the Company following the meeting at which the Rights Plan was ratified.

Issue of Rights

The Company will issue one Right in respect of each Common Share to holders of record as at the Record Time. One Right will be issued in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time.

Exercise of Rights

The Rights are not exercisable initially. The Rights will separate from the Common Shares and become exercisable at the close of business on the tenth business day after the earliest of (i) the first public announcement of facts indicating that any person has acquired Beneficial Ownership (as defined in the Rights Plan) of 20% or more of the Common Shares; (ii) the date of commencement of, or first public announcement of the intent of any person to make, a take-over bid that would result in such person Beneficially Owning 20% or more of the Common Shares (other than a Permitted Bid or a Competing Permitted Bid (each as defined in the Rights Plan)); and (iii) the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such, or such later date as the Board may determine (in any such case, the "Separation Time").

After the Separation Time, but prior to the occurrence of a Flip-in Event (as defined below), each Right may be exercised to purchase one Common Share at an exercise price per Right (the "Exercise Price") equal to five times the market price of the Common Shares as at the Separation Time.

The exercise price payable and the number of securities issuable upon the exercise of the Rights are subject to adjustment from time to time upon the occurrence of certain corporate events affecting the Common Shares.

Flip-in Event

Subject to certain exceptions (as discussed below), upon the acquisition by any person (an "Acquiring Person") of Beneficial Ownership of 20% or more of the Common Shares (a "Flip-in Event") and following the Separation Time, each Right, other than Rights Beneficially Owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees, may be exercised to purchase that number of Common Shares which have an aggregate market value equal to two times the Exercise Price of the Rights for an amount in cash equal to the Exercise Price. Rights beneficially owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees will be void.

Certificates and Transferability

Prior to the Separation Time, certificates for Common Shares will also evidence one Right for each Common Share represented by the certificate. Certificates issued after the Record Time, but prior to the earlier of the Separation Time and the Expiration Time, will bear a legend to this effect. Prior to the Separation Time, Rights will not be transferable separately from the associated Common Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and trade separately from the Common Shares.

Permitted Bids

The Rights Plan will not be triggered by a Permitted Bid or Competing Permitted Bid. A Permitted Bid is one that: (i) is made by means of a take-over bid circular; (ii) is made to all holders of Common Shares; (iii) is open for at least 60 days or such longer period as may be prescribed as the minimum deposit period under applicable Canadian law; (iv) contains an irrevocable condition that no Common Shares will be taken up and paid for until more than 50% of the Common Shares held by the independent shareholders of the Company have been tendered and not withdrawn; (v) contains an irrevocable condition that Common Shares may be deposited at any time and withdrawn until they are taken up and paid for; and (vi) contains an irrevocable provision that, if 50% of the Common Shares held by the independent shareholders of the Company are tendered, the bidder will make an announcement to that effect and keep the bid open for at least 10 more business days.

Acquiring Person

In general, an Acquiring Person is a person who Beneficially Owns 20% or more of the outstanding Common Shares. Excluded from the definition of "Acquiring Person" are (i) the Company and its subsidiaries; (ii) an underwriter or member of a banking or selling group that acquires Common Shares in connection with a distribution by the Company of securities pursuant to a prospectus or by way of a private placement; and (iii) any person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares as a result of one or more or any combination of a Permitted Bid Acquisition, an Exempt Acquisition, a Pro-Rata Acquisition, a Convertible Security Acquisition or an acquisition, redemption or cancellation by the Company of Common Shares. The definitions of a "Permitted Bid Acquisition", "Exempt Acquisition", "Pro-Rata Acquisition" and "Convertible Security Acquisition" are set out in the Rights Plan. However, in general:

(a)	a "Permitted Bid Acquisition" means an acquisition of Common Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(b)

an "Exempt Acquisition" means an acquisition of Common Shares or convertible securities: (i) in respect of which the Board has waived the application of the Rights Plan; or (ii) made as an intermediate step in a series of related transactions in connection with an acquisition by the Company or its subsidiaries of a person or assets, provided that the person who acquires such Common Shares distributes or is deemed to distribute such Common Shares to its securityholders within 10 business days of the completion of such acquisition, and following such distribution no Person has become the Beneficial Owner of 20% or more of the Company’s then outstanding Common Shares;

(c)

a "Convertible Security Acquisition" means an acquisition of Common Shares upon the exercise of convertible securities received by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro-Rata Acquisition; and

(d)

a "Pro-Rata Acquisition" means an acquisition by a person of Common Shares or convertible securities: (i) as a result of a stock dividend, a stock split or other event pursuant to which such person receives or acquires Common Shares or convertible securities on the same pro-rata basis as all other holders of securities of the particular class, classes or series; (ii) pursuant to a regular dividend reinvestment plan or other plan made available by the Company to holders of all of its Common Shares where such plan permits the holder to direct that the dividends paid in respect of such Common Shares be applied to the purchase from the Company of further securities of the Company; (iii) pursuant to the receipt and/or exercise by the person of rights (other than the Rights) issued by the Company on a pro-rata basis to all of the holders of a class or series of Common Shares to subscribe for or purchase Common Shares or convertible securities, provided that such rights are acquired directly from the Company and not from any other person, and provided that the person does not thereby Beneficially Own a greater percentage of the Common Shares than the percentage of Common Shares Beneficially Owned by such person immediately prior to such acquisition; or (iv) pursuant to a distribution by the Company of Common Shares, or securities convertible into or exchangeable for Common Shares (and the conversion or exchange of such convertible or exchangeable securities) made pursuant to a prospectus or by way of private placement by the Company provided that such person does not thereby Beneficially Own a greater percentage of Common Shares so offered than the percentage of Common Shares Beneficially Owned by such person immediately prior to such acquisition.

Additionally, the Rights Plan provides that a person (a "Grandfathered Person") who is the Beneficial Owner of 20% or more of the outstanding Common Shares as at November 10, 2015 shall not be an Acquiring Person. This exception shall not, and shall cease to, apply if after the November 10, 2015 the Grandfathered Person: (i) ceases to own 20% or more of the outstanding Common Shares; or (ii) becomes the Beneficial Owner of more than 1% of the number of outstanding Common Shares then outstanding in addition to those Common Shares such Person already holds (other than pursuant to one or more or any combination of a Permitted Bid Acquisition, an Exempt Acquisition, a Pro-Rata Acquisition, a Convertible Security Acquisition or an acquisition, redemption or cancellation by the Company of Common Shares). The Company is not aware of any person who owns 20% or more of the Common Shares.

Redemption and Waiver

At any time prior to the occurrence of a Flip-in Event, the Board may redeem the Rights at a redemption price of $0.00001 per Right with the prior approval of the holders of Common Shares or Rights. The Board will be deemed to have elected to redeem the Rights if a person, who has made a Permitted Bid, a Competing Permitted Bid or a take-over bid in respect of which the Separation Time has occurred and in respect of which the Board has waived the application of the Rights Plan, takes up and pays for Common Shares pursuant to the terms and conditions of such Permitted Bid, Competing Permitted Bid or take-over bid.

At any time prior to the occurrence of a Flip-in Event and with the prior approval of the holders of Common Shares or Rights, the Board may waive the flip-in provisions where a Flip-in Event would occur by reason of an acquisition of Common Shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular to all holders of record of Common shares.

If the provisions of the Rights Plan that apply upon the occurrence of a Flip-in Event are waived in respect of a take-over bid made by means of a take-over bid circular to all holders of record of Common Shares, then the provisions of the Rights Plan that apply upon the occurrence of a Flip-in Event will also be deemed to be waived in respect of any other Flip-in Event occurring by reason of any take-over bid made by any other offeror by means of a take-over bid circular to all holders of record of Common Shares prior to the expiry of any take-over bid in respect of which a waiver is, or is deemed to have been, granted.

In addition, the operation of the Rights Plan may be waived where a person has inadvertently become an Acquiring Person and has reduced its Beneficial Ownership of Common Shares such that it is no longer an Acquiring Person.

Amendment of the Rights Plan

The Board may amend the Rights Plan in the period (up to six months) before the Rights Plan is initially approved by the shareholders of the Company (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Thereafter, amendments, other than those required to correct clerical or typographical errors or to maintain the validity of the Rights Plan as a result of a change of law, require shareholder approval.

The Rights Agreement is filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on November 13, 2015 and incorporated by reference as Exhibit 4.1 to this registration statement. The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Item 2.	Exhibits

Exhibit Number	Exhibit Title
4.1	Shareholder Rights Plan Agreement, dated November 10, 2015, between SunOpta Inc. and American Stock Transfer & Trust Company, LLC, as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on November 13, 2015).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

SUNOPTA INC.

By:	/s/ Robert McKeracher
Name:	Robert McKeracher
Title:	Vice President and Chief Financial Officer

Dated: November 19, 2015.